L:\secdraft\version3\exhib99.doc3

                                                                      EXHIBIT 99

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED FINANCIAL STATEMENTS AND
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                      CONSOLIDATED STATEMENT OF INCOME AND
                  AVAILABLE SEPARATE CONSOLIDATED NET INCOME
                                  (Unaudited)

                                                           Three Months Ended
                                                               March 31,
                                                           1997          1996
                                                         (Dollars in Millions
                                                      Except Per Share Amounts)
Revenues
Net sales
  Outside customers                                      $2,765.7      $2,438.9
  General Motors and affiliates                           1,362.5       1,174.7
Other income - net                                           24.5         123.1
                                                         --------      --------
    Total revenues                                        4,152.7       3,736.7
                                                          -------       -------

Costs and expenses
Cost of sales and other operating charges, exclusive of
   items listed below                                     3,216.8       2,796.5
Selling, general, and administrative expenses               440.5         300.3
Depreciation and amortization                               146.1         131.6
Amortization of GM purchase accounting adjustments
   related to Hughes Aircraft Company                        30.6          30.6
Interest expense - net                                        3.9           5.2
                                                        ---------    ----------
    Total costs and expenses                              3,837.9       3,264.2
                                                          -------       -------

Income before income taxes                                  314.8         472.5
Income taxes                                                110.2         191.4
                                                            -----         -----
    Net income                                              204.6         281.1
Adjustments to exclude the effect of GM purchase accounting
  adjustments related to Hughes Aircraft Company             30.6          30.6
                                                           ------        ------
    Earnings Used for Computation of Available Separate
      Consolidated Net Income                              $235.2        $311.7

Available Separate Consolidated Net Income
  Average number of shares of General Motors Class H
    Common Stock outstanding (in millions) (numerator)      100.4          97.4
  Class H dividend base (in millions) (denominator)         399.9         399.9
  Available Separate Consolidated Net Income                $59.1         $76.0
                                                             ====          ====

Earnings Per Share Attributable to General Motors Class H
  Common Stock                                              $0.59         $0.78
                                                             ====          ====




Reference should be made to the Notes to Consolidated Financial Statements.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                      March 31,
                                                        1997      December 31,
                                                    (Unaudited)       1996
                                                        (Dollars in Millions
                                                       Except Per Share Amount)
                     ASSETS

Current assets
Cash and cash equivalents                              $893.0      $1,161.3
Accounts and notes receivable
  Trade receivables (less allowances)                 1,291.9       1,200.6
  General Motors and affiliates                         116.8         113.4
Contracts in process, (less advances and progress
  payments)                                           2,661.0       2,507.1
Inventories (less allowances)
  Productive material, work in process, and supplies  1,439.9       1,383.1
  Finished product                                      172.4         145.4
Prepaid expenses, including deferred income taxes       737.6         568.1
    Total current assets                              7,312.6       7,079.0

Property-net                                          2,879.4       2,886.6
Telecommunications and other equipment - net          1,168.4       1,133.5
Intangible assets - net                               3,522.7       3,466.0
Investments and other assets - principally at cost
   (less allowances)                                  1,858.7       1,915.0
    Total assets                                    $16,741.8     $16,480.1
                                                     ========      ========




              LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities
Accounts payable
  Outside                                            $1,008.9        $896.4
  General Motors and affiliates                          22.4          27.5
Advances on contracts                                   850.3         868.9
Notes and loans payable                                 634.9         248.1
Income taxes payable                                    189.2         132.9
Accrued liabilities                                   1,641.8       2,025.8
                                                      -------       -------
    Total current liabilities                         4,347.5       4,199.6
                                                      -------       -------

Long-term debt and capitalized leases                    31.3          34.5
Postretirement benefits other than pensions           1,668.4       1,658.9
Other liabilities and deferred credits                1,407.5       1,407.2

Stockholder's equity
Capital stock (outstanding, 1,000 shares, $0.10 par value)
  and additional paid-in capital                      6,355.3       6,347.2
Net income retained for use in the business           3,073.4       2,968.8
                                                      -------       -------
    Subtotal                                          9,428.7       9,316.0
Minimum pension liability adjustment                   (113.5)       (113.5)
Accumulated foreign currency translation adjustments    (28.1)        (22.6)
    Total stockholder's equity                        9,287.1       9,179.9
                                                      -------       -------

    Total liabilities and stockholder's equity      $16,741.8     $16,480.1


Reference should be made to the Notes to Consolidated Financial Statements.








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               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Unaudited)

                                                         Three Months Ended
                                                             March 31,
                                                           1997     1996
                                                        (Dollars in Millions)

Net cash used in operating activities                    $(281.6)  $(13.1)
                                                           -----     ----

Cash flows from investing activities
  Investment in companies, net of cash acquired           (143.3)   (28.7)
  Expenditures for property and special tools             (103.3)  (135.3)
  (Increase) decrease in telecommunications and other
     equipment                                             (56.9)    22.1
  Proceeds from sale and leaseback of satellite
     transponders with GMAC                                    -    252.0
  Proceeds from disposal of property                        22.9     16.7
  Decrease (increase) in notes receivable                   10.3     (2.2)
Net cash (used in) provided by investing activities       (270.3)   124.6

Cash flows from financing activities
  Net increase (decrease) in notes and loans payable       386.8   (316.1)
  Increase in long-term debt                                 7.4     10.3
  Decrease in long-term debt                               (10.6)       -
  Proceeds from sale of minority interest in subsidiary        -    137.5
  Cash dividends paid to General Motors                   (100.0)   (96.0)
Net cash provided by (used in) financing activities        283.6   (264.3)

Net decrease in cash and cash equivalents                 (268.3)  (152.8)
Cash and cash equivalents at beginning of the period     1,161.3  1,139.5
Cash and cash equivalents at end of the period            $893.0   $986.7


Reference should be made to the Notes to Consolidated Financial Statements.





























                                    - 31 -


               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

NOTE 1.

  The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of only normal recurring items) which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. For further information, refer to the consolidated financial statements and notes thereto included in General Motors' 1996 Annual Report on Form 10-K.

NOTE 2.

  Other income - net for the first quarter of 1996 includes a $120.3 million pre-tax gain from the sale of a 2.5% equity interest in DIRECTV(R) to AT&T.

NOTE 3.

  During the first quarter of 1997, the Company's DIRECTV(R) subsidiary changed the amortization period for certain subscriber acquisition costs related to a consumer rebate and manufacturers' incentive program. Based on guidance from the staff of the Securities and Exchange Commission, the period over which such costs are amortized has been reduced from three years to one year. The amortization period is now equal to the length of the subscriber's prepaid programming commitment. The effect of this change on prior periods was not material.

NOTE 4.

  On January 16, 1997, GM and Hughes announced a series of planned transactions designed to address strategic challenges and unlock stockholder value in the three Hughes business segments. The transactions would include the tax-free spin-off of the Hughes defense business to holders of GM's $1-2/3 par value and Class H common stocks, followed immediately by the tax-free merger of that business with Raytheon Company. The spin-off will not be proposed in a manner that would result in the recapitalization of Class H common stock into $1-2/3 par value common stock at a 120% exchange ratio, as currently provided for under certain circumstances in the GM Restated Certificate of Incorporation, as amended. At the same time, Delco Electronics, the automotive electronics subsidiary of Hughes, would be transferred from Hughes to GM's Delphi Automotive Systems unit. Finally, GM's Class H common stock would be recapitalized into a GM tracking stock linked to the telecommunications and space business of Hughes.

  No assurance can be given that the above transactions will be completed; however, management of GM and Hughes and GM's Board of Directors expect to solicit stockholders' approval of the planned transactions in late 1997, after certain conditions are satisfied.

  In September 1996, Hughes and PanAmSat Corporation entered into an agreement to merge their respective satellite service operations into a new publicly-held company. Hughes would contribute its Galaxy(R) satellite services business in exchange for a 71.5% interest in the new company. Current PanAmSat stockholders would receive a 28.5% interest in the new company and $1.5 billion in cash. Such cash consideration and other funds required to consummate the merger are expected to be funded by new debt financing totaling $1.725 billion. This debt financing is expected to be provided by Hughes, which currently intends to borrow such funds from GM. The transaction is expected to close during the second quarter of 1997.

NOTE 5.

  Earnings per share attributable to General Motors Class H common stock was determined based on the Available Separate Consolidated Net Income (ASCNI) of Hughes divided by the weighted average number of common shares outstanding. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

  The ASCNI of Hughes for any quarterly period represents the separate consolidated net income of Hughes for such period, excluding the effects of GM purchase accounting adjustments arising from the acquisition of Hughes Aircraft Company (Earnings Used for Computation of Available Separate Consolidated Net Income), calculated for such period and multiplied by a fraction, the numerator of which is a number equal to the weighted average number of shares of GM Class H common stock outstanding during the quarter and the denominator of which was 399.9 million during the first quarters of 1997 and 1996.
                                    - 32 -

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - concluded
                                  (Unaudited)

NOTE 6.

  Hughes has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations," "liabilities," or "obligations." Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

NOTE 7.

   As previously reported, Hughes has maintained a suit against the U.S. Government since September 1973 regarding the Government's infringement and use of a Hughes patent (the "Williams Patent") covering "Velocity Control and Orientation of a Spin Stabilized Body," principally satellites. On June 17, 1994, the U.S. Court of Claims awarded Hughes damages of $114 million. Because Hughes believed that the record supported a higher royalty rate, it appealed that decision. The U.S. Government contending that the award was too high, also appealed. On June 19, 1996, the Court of Appeals for the Federal Circuit affirmed the decision of the Court of Claims which awarded Hughes $114 million in damages, together with interest. The U.S. Government petitioned the Court of Appeals for the Federal Circuit for a rehearing. That petition was denied in October 1996. The U.S. Government then filed a petition with the U.S. Supreme Court seeking certiorari. On April 21, 1997 the U.S. Supreme Court, citing a recent decision it had rendered in a separate patent matter, remanded Hughes' suit over the Williams Patent back to the Court of Appeals along with patent cases involving other parties then pending before the U. S. Supreme Court, in order to have the Court of Appeals determine whether the results of prior proceedings in those cases are consistent with the U.S. Supreme Court's recent decision in such other matter. The previous liability decision of the Court of Claims in the Williams Patent matter, and its $114 million damage award to Hughes, currently remain in effect pending reconsideration by the Court of Appeals. Hughes is unable to estimate the duration of this reconsideration process. While no amount has been recorded in the financial statements of Hughes to reflect the $114 million award or the interest accumulating thereon, a resolution of this matter could result in a gain that would be material to the earnings of General Motors attributable to Class H common stock.


                                 * * * * * *

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following management's discussion and analysis should be read in conjunction with the Hughes management's discussion and analysis included in GM's 1996 Annual Report to the SEC on Form 10-K. In addition, the following discussion excludes the purchase accounting adjustments related to General Motors' acquisition of Hughes Aircraft Company (see Supplemental Data beginning on page 36).

   Statements made concerning expected financial performance, ongoing financial performance strategies, and possible future action which Hughes intends to pursue to achieve strategic objectives for each of its three principal business segments constitute forward-looking information. The implementation of these strategies and of such future actions and the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors, and, accordingly, no assurance can be given that Hughes will be able to successfully accomplish its strategic objectives or achieve such financial performance. The principal important risk factors which could cause actual performance and future actions to differ materially from the forward-looking statements made herein include economic conditions, product demand and market acceptance, government action, competition, ability to achieve cost reductions, GM's global sourcing strategy with respect to automotive electronics, General Motors' North American Operations (GM-NAO) volumes, technological risk, and interruptions to production attributable to causes outside Hughes' control.

Planned Transactions

  On January 16, 1997, GM and Hughes announced a series of planned transactions designed to address strategic challenges and unlock stockholder value in the three Hughes business segments. The transactions would include the tax-free spin-off of the Hughes defense business to holders of GM's $1-2/3 par value and Class H common stocks, followed immediately by the tax-free merger of that business with Raytheon Company. The spin-off will not be proposed in a manner that would result in the recapitalization of Class H common stock into $1-2/3 par value common stock at a 120% exchange ratio, as currently provided for under certain circumstances in the GM Restated Certificate of Incorporation, as amended. At the same time, Delco Electronics, the automotive electronics subsidiary of Hughes, would be transferred from Hughes to GM's Delphi Automotive Systems unit. Finally, GM's Class H common stock would be recapitalized into a GM tracking stock linked to the telecommunications and space business of Hughes.

  No assurance can be given that the above transactions will be completed; however, management of GM and Hughes and GM's Board of Directors expect to solicit stockholders' approval of the planned transactions in late 1997, after certain conditions are satisfied.

  In September 1996, Hughes and PanAmSat Corporation entered into an agreement to merge their respective satellite service operations into a new publicly-held company. Hughes would contribute its Galaxy satellite services business in exchange for a 71.5% interest in the new company. Current PanAmSat stockholders would receive a 28.5% interest in the new company and $1.5 billion in cash. Such cash consideration and other funds required to consummate the merger are expected to be funded by new debt financing totaling $1.725 billion. This debt financing is expected to be provided by Hughes, which currently intends to borrow such funds from GM. The transaction is expected to close during the second quarter of 1997.

Results of Operations

   Hughes reported first quarter 1997 earnings of $235.2 million, compared with $311.7 million reported in the first quarter of 1996. Excluding the 1996 first quarter $71.6 million after-tax gain ($0.18 per share of GM Class H common stock) from the sale of a 2.5% equity interest in DIRECTV(R) to AT&T, earnings for the first quarter of 1997 decreased 2.0% from the $240.1 million reported in the same period in 1996, and earnings per share decreased $0.01 per share from $0.60 per share in the prior year period. The decline was principally due to lower operating profit in the Telecommunications and Space and Automotive Electronics segments, offset in part by the favorable impact of a lower effective tax rate in the quarter.

   Revenues for the first quarter of 1997 were $4,152.7 million, an 11.1% increase from the $3,736.7 million reported in the first quarter of 1996. Costs and expenses as a percentage of revenues increased to 91.7% from 86.5% in the first quarter of 1996. Income taxes were $110.2 million, or 31.9% of income before income taxes, for the first quarter of 1997 compared with $191.4 million, or 38.0% of income before income taxes, in the comparable 1996 quarter.

   Operating profit was $324.8 million for the quarter ended March 31, 1997, a 15.7% decrease from the operating profit of $385.2 million reported during the comparable period in 1996. The operating profit margin was 7.9% for the first quarter of 1997 compared with 10.7% in the first quarter of 1996.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

   Telecommunications and Space segment revenues for the quarter ended March 31, 1997 were $1,023.4 million, an increase of 9.3% over revenues of $936.4 million reported in the prior year's first quarter. Excluding the $120.3 million pre-tax gain recognized from the sale of 2.5% of DIRECTV to AT&T in the first quarter of 1996, revenues increased 25.4%. The growth was primarily due to continued expansion of the DIRECTV subscriber base in the United States and Latin and South America and increased sales of commercial and government satellites which more than offset the impact from lower Galaxy(R) satellite transponder sales. Operating profit in the first quarter of 1997 was $7.2 million compared with $74.5 million reported in the same period in 1996. This decrease was largely the result of lower Galaxy transponder sales, start-up operating losses from the Company's Latin and South American DIRECTV subsidiary, Galaxy Latin America, and increased expenses resulting from the change in the amortization period for DIRECTV subscriber acquisition costs related to a consumer rebate and manufacturers' incentive program. The change in the amortization period for DIRECTV subscriber acquisition costs resulted in a decrease in operating profit of $35.8 million. As a result, first quarter operating profit margin decreased to 0.7% in 1997 from 9.1% in 1996.

   The Automotive Electronics segment reported first quarter 1997 revenues of $1,447.0 million, an increase of 13.8% from revenues of $1,271.8 million for the same period in 1996. The growth was principally due to a 20.5% increase in GM vehicles produced in the United States and Canada (excluding joint ventures) and a 12.2% increase in international and non-GM sales (from $245 million to $275 million) partially offset by a 5.9% decline in Delco-supplied electronic content (from $929 to $874 per GM vehicle produced in the United States and Canada, excluding joint ventures). Last year's first quarter performance was negatively impacted by the 17 day work stoppages at two GM component plants in Dayton, Ohio that temporarily shutdown 26 of 29 GM assembly plants in North America and certain automotive component plants. Operating profit decreased 8.6% in the first quarter to $145.6 million from $159.3 million in the comparable period in 1996. The decline was primarily due to price reductions resulting from competitive pricing in connection with GM's global sourcing initiative and the impact from continued international expansion which more than offset the increased production volume benefits. The 1996 first quarter results included an operating loss of approximately $50 million related to the work stoppage described above. First quarter operating profit margin declined to 10.2% from 12.6% in 1996.

   As the principal supplier of automotive electronics to GM-NAO, Hughes' sales of automotive electronics will continue to be heavily dependent on General Motors production of vehicles in North America, the level of Hughes-supplied electronic content per GM vehicle, the price of such electronics, and the competitiveness of Hughes' product offerings. In this regard, it is anticipated that competition through GM's global purchasing process will negatively impact Hughes' sales to GM-NAO and result in a decline in the portion of GM-NAO automotive electronics supplied by Hughes. The segment's strategy is to aggressively reduce costs in order to minimize the effect of continuing price reductions and to manage the loss of GM-NAO market share by offering competitive products which increase electronic functionality through a focus on safety, security, communications, and convenience. The segment will also seek to improve its systems capability and cost competitiveness both internally and by developing key design, manufacturing, and marketing alliances and other relationships with mechanical and electrical automotive component suppliers.

   The international market for automotive electronic products is also highly competitive. The segment has refined its strategy for this market to focus on profitable growth as well as increased market share, and accordingly, will seek to enhance the cost competitiveness of its international operations.

   The competitive environment described above is making it increasingly difficult to maintain the level of operating profit margins realized in this segment in the past. Operating margins are expected to be lower than recent historical levels as price and volume declines associated with GM's global sourcing initiatives more than offset Hughes' ability to achieve cost reductions. In response to the increased pressure on margins and to enhance future competitiveness, management will take action to reduce the cost structure of the business. As a result of the factors described above, the operating margin is expected to remain at low double digits in 1997, and then show modest improvement in 1998 and 1999.

   The Aerospace and Defense Systems segment reported 1997 first quarter revenues of $1,646.6 million, an 8.9% increase over revenues of $1,512.4 million reported in the same period in 1996. The growth was principally due to additional revenues resulting from the build-up of newer programs, particularly information systems and services programs such as Desktop V, Wide Area Augmentation System, and Hughes Air Warfare Center. Operating profit for the first quarter of 1997 increased 9.8% to $173.4 million compared with $157.9 million for the first quarter of 1996 primarily due to these revenue increases. The operating profit margin in the period remained unchanged at 10.5% as compared to 1996. Future operating profits could be adversely impacted by further reductions in the U.S. defense budget.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

Liquidity and Capital Resources

   Cash and cash equivalents at March 31, 1997 were $893.0 million, a decrease of $268.3 million from the $1,161.3 million reported at December 31, 1996. The decrease was primarily due to the use of cash in operating activities of $281.6 million, capital expenditures, the acquisition of the Marine Systems Division of Alliant Techsystems, Inc. for $143.3 million in cash, cash dividends paid to General Motors, and the repayment of $100.0 million of short-term borrowings, partially offset by proceeds of $487.5 million from short-term commercial paper borrowings under an existing credit facility.

   As a measure of liquidity, Hughes' current ratio (ratio of current assets to current liabilities) of 1.68 at March 31, 1997 remained relatively unchanged from 1.69 at December 31, 1996. Working capital increased to $2,965.1 million at March 31, 1997 from $2,879.4 million at December 31, 1996.

   Capital expenditures, including expenditures for telecommunications and other equipment, were $160.9 million for the quarter ended March 31, 1997, compared with $151.3 million for the comparable period in 1996 reflecting increased expenditures in the Telecommunications and Space segment.

   Long-term debt and capitalized leases were $31.3 million at March 31, 1997, relatively unchanged from the $34.5 million at December 31, 1996. The ratio of long-term debt and capitalized leases to the total of such debt and pro forma stockholder's equity was 0.1% at March 31, 1997 and December 31, 1996.

   Hughes expects 1997 cash requirements prior to the consummation of the planned transactions to result in additional short-term borrowings of up to $800 million under new credit facilities. In addition, as described in Note 4 to the Hughes Consolidated Financial Statements, Hughes expects to incur new long-term debt of $1.725 billion in connection with the PanAmSat merger. Hughes currently intends to borrow such funds from GM.

Security Ratings

   On April 24, 1997, Standard and Poor's Rating Services, a division of McGraw-Hill Companies, Inc., affirmed its security ratings of Hughes and indicated that the security ratings outlook for Hughes remains developing.

Supplemental Data

  The Consolidated Financial Statements reflect the application of purchase accounting adjustments as previously discussed. However, as provided in GM's Restated Certificate of Incorporation, as amended, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of the intangible assets associated with GM's purchase of Hughes Aircraft Company amounted to $30.6 million for the first quarters of 1997 and 1996. Such amounts were excluded from the earnings available for the payment of dividends on GM Class H common stock and were charged against the earnings available for the payment of dividends on GM's $1-2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes Aircraft Company were $2,692.9 million at March 31, 1997 and $2,723.5 million at December 31, 1996.

  In order to provide additional analytical data to the users of Hughes' financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of Hughes available for the payment of dividends on the GM Class H common stock is determined, the pro forma data exclude purchase accounting adjustments related to General Motors' acquisition of Hughes Aircraft Company. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in Hughes.















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



               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                 UNAUDITED SUMMARY PRO FORMA FINANCIAL DATA*

             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                                          Three Months Ended
                                                               March 31,
                                                            1997        1996
                                                        (Dollars in Millions
                                                      Except Per Share Amounts)

Total Revenues                                           $4,152.7    $3,736.7
Total Costs and Expenses                                  3,807.3     3,233.6
                                                          -------     -------

Income before Income Taxes                                  345.4       503.1
Income taxes                                                110.2       191.4
                                                            -----       -----

Earnings Used for Computation of Available Separate
  Consolidated Net Income                                  $235.2      $311.7

Earnings Per Share Attributable to General Motors Class H
  Common Stock                                              $0.59       $0.78
                                                             ====        ====


                PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET


                                                      March 31,   December 31,
                 ASSETS                                  1997        1996
                                                        (Dollars in Millions)

Total Current Assets                                  $7,312.6       $7,079.0
Property - Net                                         2,879.4        2,886.6
Telecommunications and Other Equipment - Net           1,168.4        1,133.5
Intangible Assets, Investments, and Other Assets - Net  2,688.5       2,657.5
                                                      ---------     ---------
    Total Assets                                     $14,048.9      $13,756.6
                                                      ========       ========

                LIABILITIES AND STOCKHOLDER'S EQUITY

Total Current Liabilities                             $4,347.5       $4,199.6
Long-Term Debt and Capitalized Leases                     31.3           34.5
Postretirement Benefits Other Than Pensions,
  Other Liabilities, and Deferred Credits              3,075.9        3,066.1
    Total Stockholder's Equity **                      6,594.2        6,456.4
                                                     ---------      ---------
    Total Liabilities and Stockholder's Equity **    $14,048.9      $13,756.6
                                                      ========       ========

* The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.

** General Motors' equity in its wholly-owned subsidiary, Hughes. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

           UNAUDITED SUMMARY PRO FORMA FINANCIAL DATA* - Continued

                        PRO FORMA SELECTED SEGMENT DATA

                                                         Three Months Ended
                                                              March 31,
                                                           1997        1996
                                                         (Dollars in Millions)

Telecommunications and Space
Revenues                                                $1,023.4     $936.4
Revenues as a percentage of Hughes Revenues                 24.6%      25.1%
Net Sales                                               $1,018.8     $821.0
Operating Profit (1)                                        $7.2      $74.5
Operating Profit Margin (2)                                  0.7%       9.1%
Depreciation and Amortization (3)                          $50.3      $46.2
Capital Expenditures (4)                                   $94.0      $70.3

Automotive Electronics
Revenues                                                $1,447.0  $ 1,271.8
Revenues as a percentage of Hughes Revenues                 34.8%      34.0%
Net Sales                                               $1,433.9   $1,260.2
Operating Profit (1)                                      $145.6     $159.3
Operating Profit Margin (2)                                 10.2%      12.6%
Depreciation and Amortization                              $56.2      $48.8
Capital Expenditures                                       $35.9      $50.3

Aerospace and Defense Systems
Revenues                                                $1,646.6   $1,512.4
Revenues as a percentage of Hughes Revenues                 39.7%      40.5%
Net Sales                                               $1,644.8   $1,502.2
Operating Profit (1)                                      $173.4     $157.9
Operating Profit Margin (2)                                 10.5%      10.5%
Depreciation and Amortization (3)                          $37.0      $32.7
Capital Expenditures                                       $30.3      $28.5

Corporate and Other
Operating Loss (1)                                         $(1.4)     $(6.5)

* The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.

(1) Net Sales less Total Costs and Expenses other than Interest Expense.

(2) Operating Profit as a percentage of Net Sales.

(3) Excludes amortization arising from purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company amounting to $5.3 million for the Telecommunications and Space segment and $25.2 million for the Aerospace and Defense Systems segment in 1997 and 1996.

(4) Includes expenditures related to telecommunications and other equipment amounting to $57.6 million and $16.0 million in 1997 and 1996, respectively.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

           UNAUDITED SUMMARY PRO FORMA FINANCIAL DATA* - Concluded

                       PRO FORMA SELECTED FINANCIAL DATA

                                                        Three Months Ended
                                                             March 31,
                                                         1997         1996
                                                          (Dollars in Millions
                                                      Except Per Share Amounts)

Operating profit                                        $324.8      $385.2
Income before income taxes                              $345.4      $503.1
Earnings used for computation of available separate
  consolidated net income                               $235.2      $311.7
GM Class H dividend base shares (1)                      399.9       399.9
Stockholder's Equity                                  $6,594.2    $5,898.6
Dividends per share of GM Class H common stock           $0.25       $0.24
Working capital                                       $2,965.1    $3,035.5
Operating profit as a percent of net sales                 7.9%       10.7%
Pre-tax income as a percent of net sales                   8.4%       13.9%
Net income as a percent of net sales                       5.7%        8.6%

* The summary excludes GM purchase accounting adjustments related to the acquisition of Hughes Aircraft Company.

(1) GM Class H dividend base shares is used in calculating earnings per share attributable to GM Class H common stock. This is not the same as the average number of GM Class H shares outstanding, which was 100.4 million for the first quarter of 1997 and 97.4 million for the first quarter of 1996.





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